

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

December 31, 2009

Ms. Hui Peng Cheng
President and Chief Executive Officer
Sunnyside Acres Mobile Estates
P.O. Box 031-088, Shennan Zhong Road,
Shenzhen City, P.R. China 518031

**Re: Sunnyside Acres Mobile Estates
         Form 10-K for Fiscal Year Ended December 31, 2008
         Forms 10-Q for the Quarter Ended September 30, 2009
         File No. 000-49768**

Dear Ms. Cheng:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Statements of Stockholders' Deficit, page F-5

1. You disclose in Note 2- Stockholders' Equity (Common Stock) that prior period financial information was restated to reflect the 8-for-1 stock split effected on October 10, 2007;

however, we note no restatement was made. Please revise the statement of stockholders' deficit to give retroactive effect to the stock split or explain to us why these changes are not required. Refer to the guidance in SAB Topic 4.C.

Item 9A. Controls and Procedures, page 9

2. We note that you did not provide your conclusion of the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. Please present this disclosure separately from management's report on internal control over financial reporting.   See Item 307 of Regulation S-K. Consider whether the omission of this required information is an indication that disclosure controls and procedures were not effective as of December 31, 2008.

3. We note your disclosure that management performed an assessment of the effectiveness of your internal control over financial reporting and concluded that "[y]our operational procedures were adequate in the areas of cash and bank account management processes." We further note that you restated your 2007 financial statements. Please revise to disclose in clear and unequivocal language whether your internal controls over financial reporting are effective or not effective as of December 31, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

4. If management concludes that internal controls over financial reporting are effective, please explain to us the basis for this conclusion considering your reference to a lack of internal controls over financial reporting in 2007 plus your disclosure in the 2008 Forms 10-Q and 10-K that there have been no changes in internal controls during 2008.

5. If management concludes that internal controls over financial reporting are not effective, please describe all material weaknesses, how and when they were discovered and the steps that have been or will be taken to remediate the weaknesses.

Exhibit 31.1 – Section 302 Certification

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(b)(31) of the Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Howard, Staff Accountant, at (202) 551-3291 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services